Filed by Nationwide Financial Services, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-12785
                       Subject Company: Provident Mutual Life Insurance Company


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY PROVIDENT MUTUAL LIFE INSURANCE COMPANY ON APRIL 8, 2002 WHICH CONTAINS INFORMATION REGARDING A BUSINESS COMBINATION TRANSACTION WITH THE FILER:

PROVIDENT MUTUAL                                                 NATIONWIDE
INSURANCE AND FINANCIAL SERVICES

                                  NEWS RELEASE

Media Contacts:

Nationwide Financial Services
Kevin G. O'Brien                 Bryan Haviland
AVP, Investor Relations          Public Relations Officer
614-677-5331                     614-677-7767

Provident Mutual Life Insurance Company
Chuck Hall
Communication Leader
610-407-1162

April 8, 2002

             Pennsylvania Insurance Department Sets Hearing Date for
              Provident Mutual's Proposed Sponsored Demutualization

BERWYN, PA, and COLUMBUS, OH -- Provident Mutual Life Insurance Company ("Provident Mutual") and Nationwide Financial Services, Inc. ("Nationwide Financial," NYSE: NFS) announced today that the Pennsylvania Insurance Department has set Thursday, May 23, 2002, as the date for a public informational hearing on Provident Mutual's proposed sponsored demutualization. Under the proposed sponsored demutualization, Provident Mutual would convert from a mutual insurance company to a stock company and become a wholly-owned subsidiary of Nationwide Financial. In the transaction, eligible members of Provident Mutual would be entitled to receive consideration in the form of Nationwide Financial Class A common stock, cash or policy credits.

"We look forward to the public informational hearing as an opportunity to demonstrate the value offered to eligible members of Provident Mutual in the conversion and to present the significant opportunities created through an affiliation with Nationwide Financial," said Robert W. Kloss, Chairman, President and Chief Executive Officer of Provident Mutual. The public informational hearing follows Provident Mutual's filing of an application with the Pennsylvania Insurance Department seeking the Department's approval of the Plan of Conversion adopted by Provident Mutual's Board of Directors on December 14, 2001 (the "Plan of Conversion").

The Plan of Conversion includes, as an exhibit, the merger agreement entered into on August 7, 2001 by Provident Mutual, Nationwide Financial and a subsidiary of Nationwide Financial. In the transaction, Nationwide Financial agreed to pay $1.555 billion, subject to possible adjustment for changes in the terms of the closed block and for changes in the price of Nationwide Financial Class A common stock. The "closed block" refers to the assets set aside to provide reasonable assurance to owners of policies included in the closed block that assets will be available to provide for the continuation of dividend scales in effect for 2001 if the experience underlying such scales continues, and for appropriate adjustments if such experience changes. Provident Mutual currently estimates that due to additional assets to be included in the closed block there will be a downward price adjustment of approximately $30 million, resulting in a total purchase price of $1.525 billion. The actual closed block funding has yet to be determined.

The sponsored demutualization will not adversely effect any Provident Mutual policies or contracts and will not change policyholder premiums or reduce policy benefits, values, guarantees or other policy obligations of Provident Mutual to its policyholders. Also, policy dividends will continue to be paid as declared annually (although, as always, policyholder dividends are not guaranteed and may vary from year to year due to changes in experience).

Provident Mutual policyholders and other interested parties are invited to attend the public informational hearing and notice of the hearing will be sent directly to eligible members of Provident Mutual. In addition, information regarding the transaction, including the Plan of Conversion and related documents, has been posted on Provident Mutual's corporate website: www.providentmutual.com.

"We are excited by the prospect of Provident joining the Nationwide family of companies," said W.G. Jurgensen, Chairman and Chief Executive Officer of Nationwide Financial. "We look forward to the public informational hearings as the next step in the consolidation process."

Under Pennsylvania law, the Plan of Conversion must be approved by the Pennsylvania Insurance Department and by Provident Mutual's eligible members. Eligible members are generally policyholders and annuity contract holders who owned a Provident Mutual policy or contract that was in force on December 14, 2001, the date the Provident Mutual's Board of Directors adopted the Plan of Conversion. If the Department approves the Plan of Conversion following the public informational hearing, the eligible members of Provident Mutual will have the opportunity to vote on the Plan of Conversion at a special meeting of members. If the Plan of Conversion receives both approvals, Provident Mutual expects the sponsored demutualization to close in the third quarter of 2002. However, due to many factors outside of Provident Mutual's control, Provident Mutual can provide no assurance as to whether the Plan of Conversion will become effective or as to the timing of such effectiveness.

Based in Columbus, Ohio, Nationwide Financial is a member of the Nationwide group of insurance and financial services companies. Nationwide Financial Services, Inc. (NYSE: NFS), which had assets under management of more than $91 billion in 2001, is the publicly traded holding company for Nationwide's long-term savings and retirement products business. Nationwide Mutual Insurance Company controls 81.3% of the outstanding common shares of Nationwide Financial and 97.7% of the voting power. The major operating subsidiary of Nationwide Financial is Nationwide Life Insurance Company, the country's 5th largest life insurer measured by premiums and 11th largest life insurer measured by assets.

Provident Mutual Life Insurance Company, based in Berwyn, Pennsylvania, specializes in marketing asset accumulation, wealth preservation, life insurance, retirement and investment products to affluent individuals and small business owners. Provident Mutual also has a substantial presence in Newark, Delaware, where its service and technology center is operated. As of December 31, 2001, Provident Mutual and its subsidiaries had $9.2 billion in consolidated GAAP assets and $1.2 billion of equity. In addition, Provident Mutual recorded over $93.5 million in consolidated net income for the year- ended December 31, 2001.

Provident Mutual Life Insurance Company            Nationwide Financial Services
1000 Chesterbrook Boulevard                                 One Nationwide Plaza
Berwyn, PA 19312                                         Columbus, OH 43215-2220
www.providentmutual.com                                       www.nationwide.com

Forward Looking Information

The information included herein contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the results of operations and businesses of Nationwide Financial Service, Inc. (the "Company"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward looking statements include, among others, the following possibilities: (i) changes in Nationwide Corporation's control of the Company through its beneficial ownership of approximately 97.8 percent of the combined voting power of all the outstanding common stock and approximately 81.3 percent of the economic interest in the Company; (ii) the Company's primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the Company's subsidiaries to pay such dividends; (iii) the potential impact on the Company's reported net income that could result from the adoption of certain accounting standards issued by the Financial Accounting Standards Board; (iv) tax law changes impacting the tax treatment of life insurance and investment products; (v) the repeal of the federal estate tax; (vi) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors; (vii) adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements; (viii) failure to expand distribution channels in order to obtain new customers or failure to retain existing customers; (ix) inability to carry out marketing and sales plans, including, among others, changes to certain products and acceptance of the revised products in the market; (x) changes in interest rates and the stock markets causing a reduction of investment income or asset fees, reduction in the value of the Company's investment portfolio or a reduction in the demand for the Company's products; (xi) general economic and business conditions which are less favorable than expected; (xii) unanticipated changes in industry trends and ratings assigned by nationally recognized statistical rating organizations, and
(xiii) inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts.

The Company may have to file with the Securities and Exchange Commission (the "SEC") a registration statement including a prospectus relating to the shares of class A common stock of the Company to be issued in the proposed transaction. WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC SHOULD THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the prospectus (if and when available) and other documents filed by the Company free of charge at the SEC's web site, www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, N.Y. 10005, where certain securities of the Company are listed. You can also obtain information about the Company on its web site, the address of which www.nationwidefinancial.com. You can obtain information about Provident Mutual on its web site, the address of which is www.providentmutual.com. In addition, documents filed by the Company with the SEC can be obtained by contacting the Company at the following address: Nationwide Financial, Investor Relations, One Nationwide Plaza, Columbus, OH 43215.